Via Facsimile and U.S. Mail
Mail Stop 4720

September 3, 2009

David A. Wheat
Executive Vice President and Chief Financial Officer
ING Life Insurance and Annuity Company
One Orange Way
Windsor, Connecticut 06095-4774

Re: ING Life Insurance and Annuity Company
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 31, 2009
File No. 033-23376

Dear Mr. Wheat:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief